

November 18, 2016

Donna T. Lowery
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Highway 98 West
Hattiesburg, MS 39402

> **Re:** **The First Bancshares, Inc.**
> **Form S-4**
> **Filed November 03, 2016**
> **File No. 333-214426**

Dear Ms. Lowery:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please expand to disclose the range of the total number of shares that may be issued. We note the disclosure that the number of shares issued will be based on a formula and that the total merger consideration will be $2,257,718.50. Please refer to Item 501(b)(2) of Regulation S-K. In addition, please disclose the number of shares that would be issued based on the most recently practicable share price.

Questions and Answers, page 1

2. Please expand to include two new Q&As for what Gulf Coast shareholders will receive in the Merger and whether Gulf Coast shareholders will have dissenters' rights.

Summary, page 5

3. Please disclose the closing condition that Gulf Coast's classified assets not exceed $28.5 million and quantify the current classified assets of Gulf Coast.

Gulf Coast Will Hold its Special Meeting on [●]…, page 8

4. We note the disclosure on page 9 that all of the directors of Gulf Coast have entered into agreements with First Bancshares to vote their shares in favor of the Merger. Please file the voting agreement, or form thereof, as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Merger

Opinion of Gulf Coast's Financial Advisor, page 50

5. We note the statement in the second full paragraph on page B-2 that the financial advisor for Gulf Coast, Monroe Financial Partners, used financial projections for First Bancshares in arriving at its fairness opinion. Please disclose the nature of this financial information and any material projections received from First Bancshares that Monroe relied upon for purposes of the fairness opinion or provide us an analysis supporting your determination that such projections are not material.

Interests of Certain Gulf Coast Directors and Executive Officers in the Merger, page 64

6. Given Mr. Ritchie's significant role in negotiating the merger transaction on behalf of Gulf Coast, please revise to provide the information required by Item 18(a)(5)(i) of Form S-4 to disclose the material terms of Mr. Ritchie´s employment arrangement, if known.

Where You Can Find More Information, page 103

7. We note your cautionary statement concerning the representations and warranties in the merger agreement. Please note that disclosure regarding an agreement's representations or covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be

disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Neal C. Wise, Esq.